William C. Dockman Senior Vice President & Chief Financial Officer T +1 410.531.4558 Bill.Dockman@grace.com W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044

September 30, 2020

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Terence O'Brien, Accounting Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated September 29, 2020, regarding the review of the W. R. Grace & Co. Annual Report on Form 10-K for the fiscal year ended December 31, 2019, by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Our executive team and Disclosure Committee have considered your comment and set forth below is our response. We appreciate your review of our disclosure. For your convenience, we have reprinted your comment in italicized text below, immediately followed by our response in normal text.

Form 10-K for the year ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Note 10. Commitments and Contingent Liabilities
Other Legacy Matters, page 95

1.We note from your response to prior comment 1 from our letter dated September 3, 2020, that you are committed to maintaining the dam (and its ancillary structures, such as the spillway) in accordance with the permit and with good engineering and environmental practices. As you further clarified in our telephone call on September 28, 2020, please expand your disclosures to clarify that you are legally obligated by the state of Montana to operate the dam.

Response:

We will expand our future disclosures to clarify that the State of Montana has legally obligated Grace to operate the dam and construct the spillway in accordance with our permit.

Please contact me at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ William C. Dockman

William C. Dockman
Senior Vice President and Chief Financial Officer

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